EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31, 2012, 2011, 2010, 2009 and 2008
(in thousands of dollars except for ratios)
(Unaudited)

	2012		2011		2010		2009		2008
Earnings:
Income from continuing operations before income taxes	$1,015,579	(a)	$962,845	(b)	$808,864	(c)	$671,131	(d)	$492,022	(e)
Add (Deduct):
Interest on indebtedness	98,509		94,780		97,704		91,336		99,678
Portion of rents representative of the interest factor (f)	8,139		7,734		7,472		8,294		9,372
Amortization of debt expense	1,245		1,149		1,139		970		922
Amortization of capitalized interest	1,660		1,835		1,478		1,354		1,637
Adjustment to exclude minority interest and income or loss from equity investees	(12,950)		(5,817)		(8,183)		(5,614)		(3,465)

Earnings as adjusted	$1,112,182		$1,062,526		$908,474		$767,471		$600,166

Fixed Charges:
Interest on indebtedness	$98,509		$94,780		$97,704		$91,336		$99,678
Portion of rents representative of the interest factor (f)	8,139		7,734		7,472		8,294		9,372
Amortization of debt expense	1,245		1,149		1,139		970		922
Capitalized interest	5,778		7,814		2,116		2,640		5,779

Total fixed charges	$113,671		$111,477		$108,431		$103,240		$115,751

Ratio of earnings to fixed charges	9.78		9.53		8.38		7.43		5.18

NOTES:

(a)	Includes total business realignment and impairment charges of $83.8 million before tax.

(b)	Includes total business realignment and impairment charges of $49.2 million and a gain on sale of trademark licensing rights of $17.0 million before tax.

(c)	Includes total business realignment and impairment charges of $98.6 million before tax.

(d)	Includes total business realignment and impairment charges of $99.1 million before tax.

(e)	Includes total business realignment and impairment charges of $180.7 million before tax.

(f)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.